UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This Amendment No. 1 to the Company’s Report on Form 6-K is being furnished solely to correct a typographical error that resulted in the inadvertent omission of a bullet point from the Original Report.

AMENDMENT OF OUTSTANDING WARRANTS

On August 21, 2026, SU Group Holdings Limited (the “Company”) entered into amendments (the “Warrant Amendments”) with the holders of certain outstanding purchase warrants to acquire Class A ordinary shares of the Company (the “Warrants”) originally issued in connection with the Company’s public offering completed on May 13, 2026.

The Warrants were originally issued with an exercise price of US$5.50 per Class A ordinary share. Effective June 17, 2026, the Company, with the requisite approval of the holders of the Warrants, reduced the exercise price of the Warrants to US$0.87 per Class A ordinary share. Following the Company’s 1-for-5 reverse share split effective August 6, 2026, the Exercise Price and Exercise Price Floor of the Warrants were adjusted to US$4.35 per Class A ordinary share and the number of Warrant Shares then outstanding was proportionately adjusted in accordance with the terms of the Warrants.

For purposes of the Warrant Amendments, the Company and the holders agreed to use the holder-specific pre-consolidation equivalent Warrant Share balances reflected in the Company’s warrant exercise records as of August 10, 2026. In the aggregate, those balances represented 34,370,035 Warrant Shares at an exercise price of US$0.87 per share, representing aggregate potential cash exercise proceeds of approximately US$29,901,930.45.

Pursuant to the Warrant Amendments, the Exercise Price and Exercise Price Floor of the Warrants were each reduced to US$0.70 per Class A ordinary share. In connection with that reduction, the number of Warrant Shares was adjusted on a holder-by-holder basis so that the aggregate exercise proceeds represented by each holder’s agreed pre-consolidation equivalent Warrant Share balance at US$0.87 per share are substantially preserved. The adjusted Warrant Share amount for each holder is calculated by multiplying the applicable pre-consolidation equivalent Warrant Share balance by US$0.87 and dividing the resulting aggregate exercise proceeds by US$0.70. Applying this methodology, the Warrants are exercisable for approximately 42,717,043.50 Warrant Shares in the aggregate at an Exercise Price of US$0.70 per share, representing aggregate potential cash exercise proceeds of approximately US$29,901,930.45, subject to rounding and the other terms of the Warrants.

The Warrant Amendments acknowledge that the adjusted Warrant Shares are determined by the foregoing economic-preservation mechanic and are not limited to the number of Class A ordinary shares currently covered for resale by the applicable holder under the Company’s existing effective registration statements. Unless the Company and the applicable holder otherwise agree in writing, a holder may not exercise its Warrant, and the Company is not required to issue Warrant Shares upon exercise, to the extent such exercise and issuance would result in Warrant Shares being issued in excess of the registration coverage then available to such holder under an effective registration statement, as determined by the Company in good faith. Any adjusted Warrant Shares that are not then exercisable solely as a result of this limitation remain outstanding under the applicable Warrant and become exercisable when and to the extent sufficient registration coverage becomes effective.

The Warrant Amendments do not modify the Termination Date of the Warrants. Except for the adjustments expressly effected by the Warrant Amendments, including the adjustments to the Exercise Price, Exercise Price Floor and number of Warrant Shares, the remaining terms of the Warrants remain unchanged and in full force and effect.

The Company’s board of directors approved the Warrant Amendments after considering, among other things, the Company’s capital requirements, prevailing market conditions, the trading price and volume of the Company’s Class A ordinary shares, the potential opportunity to generate additional capital through exercises of the Warrants, the preservation of the aggregate exercise proceeds represented by the remaining Warrants and the potential dilution resulting from the increase in Warrant Shares.

There can be no assurance that any holder will exercise any Warrants or that the Company will receive any proceeds from exercises of the Warrants.

The foregoing description of the Warrant Amendments does not purport to be complete and is qualified in its entirety by reference to the form of Warrant Amendment furnished as Exhibit 4.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including Exhibit 4.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-284868), including the prospectuses contained therein, and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Amendment to Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: August 21, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer